Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Jonathan M. Kopcsik
(215) 564-8099
jkopcsik@stradley.com

April 28, 2023
VIA EDGAR

Samantha A. Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Ivy Variable Insurance Portfolios (the “Registrant”)
File Nos. 033-11466; 811-05017

Dear Ms. Brutlag:
On behalf of the Registrant, below is its response to the comment you provided to us on April 12, 2023 with regard to its Post-Effective Amendment No. 91 (the “Post-Effective Amendment”) to its Registration Statement on Form N-1A relating to certain changes to the Delaware Ivy VIP Natural Resources (the “Fund”).  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission (“Commission”) on February 27, 2023.
Below we have provided your comment and the Registrant’s responses to it.
1.	Comment: Provide a completed fee table and expense example for the Fund.

Response: Please see the attached Exhibit A.

* *
Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.
Very truly yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Phil Shipp
Macquarie Asset Management

EXHIBIT A

What are the Portfolio’s fees and expenses?
The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Portfolio. The fee table and example do not reflect any fees or sales charges imposed by variable insurance contracts. If they did, the expenses would be higher.

Annual portfolio operating expenses (expenses that you pay each year as a percentage of the value of your investment)

Class II
Management fees	0.85%
Distribution and service (12b-1) fees	0.25%
Other expenses	0.15%
Total annual portfolio operating expenses	1.25%

Example
This example is intended to help you compare the cost of investing in the Portfolio with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Portfolio for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Class II
1 year	$127
3 years	$397
5 years	$686
10 years	$1,511